Exhibit 6.7

PROMISSORY NOTE EXTENSION AGREEMENT

THIS PROMISSORY NOTE EXTENSION AGREEMENT (“Agreement”) is made and entered into effective as of December 20, 2021, by and among DDH Fund, LP, a Delaware Limited Partnership (“Borrower”), and RAD Diversified REIT, Inc, a Maryland Corporation (“Lender”).

R E C I T A L S:

A.          Borrower and Lender are parties to a Promissory Note dated February 2, 2020, in the original principal amount of one million seven hundred fifty-three thousand two hundred seventy-seven dollars and sixty-seven cents ($1,753,277.67) (“Note”).

B.          The Note was scheduled to mature on December 30, 2021, and the parties hereto have entered into this Agreement for purposes of extending the maturity date of the Note.

NOW, THEREFORE, for valuable consideration, the parties hereto agree as follows:

1.          PRINCIPAL BALANCE. The outstanding principal amount due under the Note is currently Fifty-one thousand five hundred sixty-nine dollars and ninety-two cents ($51,569.92). In addition, interest has accrued and continues to accrue under the terms of the Note.

2.          DUE DATE. The Due Date as defined in the Note is hereby extended to December 31, 2022, on which date all principal and interest remaining outstanding shall be paid in full without further notice or demand.

3.          MISCELLANEOUS. Borrower covenants and agrees with Lender that it has no defenses to the payment of the Note and the performance of Borrower’s obligations thereunder. Except as expressly modified herein, all other terms and provisions of the Note shall remain in full force and effect.

Borrower’s Signature:	Date:
DDH Fund, LP with Brandon Mendenhall acting as Managing Member

Lender’s Signature:	Date:
RAD Diversified REIT, Inc with Brandon Mendenhall acting as CEO